Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Addountants

New Hampshire Society of
Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Report of Independent Registered Public Accounting Firm

To the Board of Directors
1st BCCW Capital Corp
Bedford, NH 03801

We have audited the accompanying balance sheets of 1st BCCW Capital Corp as of December 31, 2015 and 2014, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

Newton, Massachusetts 02459

February 5, 2016

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-275-0014
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com